NO ACT

PO
10-29-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



December 16, 2009

Sophie Hager Hume
VP and Asst. General Counsel, Securities & Corporate Law
Starbucks Corporation
P.O. Box 34067
Seattle, WA 98124-1067

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/16/09

Re: Starbucks Corporation
Incoming letter dated October 29, 2009

Dear Ms. Hume:

This is in response to your letter dated October 29, 2009 concerning the shareholder proposal submitted to Starbucks by Jamie Moran, Patricia Riezman, Ann Georgia McCaffray, Cherie Seltzer, Caroline Azelski, and Nancy Eisman. We also have received a letter on the proponents' behalf dated November 19, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Daniel Kinburn
PCRM General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, NW, Suite 400
Washington, DC 20016

December 16, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Starbucks Corporation
Incoming letter dated October 29, 2009

The proposal requests that the board prepare a written report regarding charitable donations since 2004 and requests that the report address "the feasibility of concrete policy changes, including minimizing donations to charities that fund animal experiments."

There appears to be some basis for your view that Starbucks may exclude the proposal under rule 14a-8(i)(7) as relating to Starbucks' ordinary business operations. In this regard, we note that the proposal relates to charitable contributions directed to organizations that fund animal experiments. Proposals that concern charitable contributions directed to specific types of organizations are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Starbucks omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely

ulie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Starbucks Coffee Company
PO Box 34067
Seattle, WA 98124-1067
206/318-1575

Sender's Direct Dial: (206) 318-6195 *Sender's Direct Fax: (206) 903-4156*

October 29, 2009

VIA OVERNIGHT FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal from Physicians Committee for Responsible Medicine
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Starbucks Corporation ("Starbucks" or the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Shareholders Meeting (collectively, the "2010 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Physicians Committee for Responsible Medicine ("PCRM") on behalf of Jamie Moran, Patricia Riezman, Ann Georgia McCaffray, Cherie Seltzer, Caroline Azelski and Nancy Eisman (the "Shareholder Proponents").

Pursuant to Rule 14a-8(j), Starbucks has:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Starbucks intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to PCRM as designated representative of the Shareholder Proponents.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, Starbucks is taking this opportunity to inform the Shareholder Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Starbucks pursuant to Rule 14a-8(k).



BASIS FOR EXCLUSION

Starbucks hereby respectfully requests that the Staff concur in the Company's view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

THE PROPOSAL

The Proposal requests that the Starbucks Board of Directors prepare a written report regarding its charitable donations since 2004, detailing:

- current policies;
- all charitable donations, sponsorships, and financial philanthropy;
- all corporate funds directly donated to any public or private charitable organization, including non-profit organizations operating under Sections 501(c)(3) and 501(c)(4) of the Internal Revenue Code; and
- the feasibility of concrete policy changes, including minimizing donations to charities that fund animal experiments.

A copy of the Proposal and supporting statement, as well as related correspondence from the Shareholder Proponents, is attached to this letter as Exhibit A.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(7) because it addresses matters related to the Company's ordinary business operations – specifically its decisions regarding charitable contributions to specific organizations.

Under well-established precedent, Starbucks believes that it may exclude the Proposal pursuant to Rule 14a-8(i)(7), which permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to reserve to management and the board of directors the day-to-day operation of the company's business, and to avoid involving shareholders in the details of the company's routine operations by way of the proxy process. See Exchange Act Release No. 40018 (May 21, 1998); Exchange Act Release No. 12999 (Nov. 22, 1976).

To determine what is considered an ordinary business operation, the Staff has historically looked to the law of the company's state of incorporation. The Washington



Business Corporation Act, which applies because Starbucks is incorporated in the state of Washington, provides that every corporation has the specific power to "make donations for the public welfare or for charitable, scientific, or educational purposes." *See* RCW 23B.03.020(2)(o). Thus, Washington law considers the giving of contributions to be within a company's ordinary business operations. Accordingly, decisions regarding the disclosure, timing, amount, and recipients of charitable contributions are, as a matter of Washington state law, ordinary business decisions of Starbucks. On its face, the Proposal is an attempt to direct the charitable donations made by the Company. The Proposal specifically includes a request that the Company's board of directors perform a feasibility study of "policy changes, including minimizing donations to charities that fund animal experiments." In addition, the supporting statement makes it very clear that the Proposal is targeting a specific type of organization. It does not address reporting on charitable contributions in general, but is merely a targeted argument against animal experimentation and contributions to charitable organizations that fund animal experimentation. Starbucks believes that its decisions relating to whether and to whom to provide charitable support are precisely the type of ordinary business operations contemplated by Rule 14a-8(i)(7) because such decisions are squarely within the powers granted to corporations, rather than shareholders, under Washington law.

The Staff has consistently found that proposals requesting a company to refrain from making contributions to specific types of organizations, or to make contributions to specific types of organizations, relate to a company's ordinary business operations and may therefore be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See e.g.*, *Walgreen Co.* (avail. Oct. 20, 2006) (concurring in exclusion of proposal that company disassociate itself and refrain from providing financial support to any gay games or other future activities supporting, proselytizing, promoting or encouraging homosexual activity or lifestyle); *BellSouth Corp.* (avail. Jan. 17, 2006) (concurring in exclusion of proposal requesting that the board make no direct or indirect contribution from the company to any legal fund used in defending any politician); *Wachovia Corp.* (avail. Jan. 25, 2005) (concurring in exclusion of proposal recommending that the board disallow contributions to Planned Parenthood and related organizations); *Verizon Communications Inc.* (avail. Jan. 25, 2005) (concurring in exclusion of proposal requesting that the board establish a policy to preclude financial support of Jesse Jackson and other nonprofit organizations primarily identified with Jesse Jackson); *Boeing Company* (avail. Jan. 21, 2005) (concurring in exclusion of proposal directing the company's gift matching program to include the Boy Scouts of America as an eligible organization); and *Aetna, Inc.* (avail. Feb. 23, 2002) (concurring in exclusion of proposal relating to the company's philanthropic contributions to organizations that promote larger government or more government regulation).

Further, the Staff has consistently permitted the exclusion of proposals under Rule 14a-8(i)(7) as relating to ordinary business where the statements surrounding facially



neutral proposed resolutions indicate that the proposals would serve as a shareholder referendum on donations to a particular charity or type of charity. *See, e.g., Johnson & Johnson* (avail. Feb. 12, 2007); *Pfizer Inc.* (avail. Feb. 12, 2007); *Wells Fargo & Co.* (avail. Feb. 12, 2007); *Bank of America Corp.* (avail. Jan. 24, 2003); *American Home Products Corp.* (avail. Mar. 4, 2002); and *Schering-Plough Corp.* (avail. Mar. 4, 2002).

In *Johnson & Johnson* and *Pfizer*, shareholder proponents submitted proposals that requested the board to implement a policy listing all charitable contributions on their websites. Despite the facial neutrality of the resolution, the preambles and supporting statements targeted specific kinds of charitable contributions, namely contributions to Planned Parenthood and organizations that support abortion and same-sex marriage. Notwithstanding the facially neutral language of the proposed resolution, the Staff concurred with both Johnson & Johnson and Pfizer that the applicable proposal was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations (i.e., contributions to specific types of organizations). Similarly, in *Wells Fargo*, the shareholder proponent requested management to list and post on the company website all the charitable organizations that are recipients of company donations. Despite the facial neutrality of the resolution, the preamble contained multiple references to Planned Parenthood and organizations the proponent viewed as supporting abortion and homosexuality. The Staff found this proposal excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations).

Similarly, the fact that a proposal is facially neutral is not sufficient to overcome the ordinary business exclusion where language in the statements surrounding the proposal indicate that the proposal is, in fact, directed toward specific types of organizations. For example, in *American Home Products Corp.* (avail. Mar. 4, 2002), the Staff concurred that a proposal requesting that the board form a committee to study the impact charitable contributions have on the company's business and share value was excludable notwithstanding its facially neutral language where the proposal's preamble referenced abortion and organizations that support or perform abortions. *See also Schering-Plough Corp.* (avail. Mar. 4, 2002) (concurring in the exclusion of a proposal requesting that the company form a committee to study the impacts charitable contributions have on the business of the company and its share value, where each of the five statements in the proposal's preamble referenced abortion and the supporting statement centered around a discussion of Planned Parenthood).

As the *Johnson & Johnson, Pfizer, Wells Fargo, American Home Products* and *Schering-Plough* no-action letters evidence, the Staff historically has looked at all of the facts, circumstances and evidence surrounding a shareholder proposal, including preambles and supporting statements, to determine whether a proposal is actually directed toward contributions to specific types of charitable organizations. In each of these no-



action letters, proposals, including those that were otherwise facially neutral, were found to be directed toward specific kinds of charitable giving and therefore were excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business.

The Company is aware that in certain instances the Staff has been unable to concur with the exclusion under Rule 14a-8(i)(7) of certain facially neutral shareholder proposals relating to charitable contributions in which a company argued that such proposal was actually directed to specific types of organizations. *See, e.g., PepsiCo., Inc.* (avail. Mar. 2, 2009); *Ford Motor Co.* (avail. Feb. 25, 2008); and *General Electric Co.* (avail. Jan. 11, 2008). However, the Proposal is distinguishable from each of these proposals.

First, and most importantly, the Proposal is not facially neutral, unlike the proposals in *PepsiCo, Ford Motor Co.*, and *General Electric Co.* In each of *PepsiCo, Ford Motor Co.*, and *General Electric Co.*, the proposal itself was facially neutral—each proposal asked only that the company provide reports on its charitable contributions. In contrast, the Proposal is not facially neutral. On its face, the Proposal is an attempt to direct the charitable donations made by the Company by requesting the Company's board of directors to perform a feasibility study of "concrete policy changes, including minimizing donations to charities that fund animal experiments."

Further, in *PepsiCo, Ford Motor Co.*, and *General Electric Co.*, the supporting statements for the proposals contained brief references to specific charitable organizations or types of charitable organizations only as examples of organizations that might interest shareholders or be controversial. In contrast, the entire supporting statement for the Proposal is a targeted argument against animal experimentation and charitable contributions to organizations that fund animal experimentation. Moreover, the exact nature of the proposal is revealed in the cover letter from PCRM, which the Shareholder Proponents have designated as their representative. The letter states clearly that "The Proposal requests the Board to consider implementing policies designed to maximize donations to charities that promote human health while avoiding unnecessary cruelty to animals." Other evidence also suggests that the Proposal specifically targets animal research and experiments. For example, one of the two areas of research advocacy highlighted on the PCRM website is the promotion of "alternatives to animal research." *See* Exhibit B.

Like the proposals at issue in the no-action letter precedent described above, it is clear both from the Proposal itself and from the supporting statement that the Proposal is directed at particular charitable contributions—namely contributions to organizations that fund animal experimentation. Therefore, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(7).



CONCLUSION

Based upon the foregoing analysis, Starbucks respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If the Company can be of any further assistance in this matter, please do not hesitate to call me at (206) 318-6195 or Devin Stockfish (Starbucks corporate counsel) at (206) 318-5540.

In addition, the Company agrees to promptly forward to the Shareholder Proponents, via Daniel Kinburn at PCRM (their designated representative), any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

Sincerely,

Starbucks Corporation

Sophie Hager Hume

Sophie Hager Hume
vp and asst. general counsel, securities & corporate law

ENCL

cc: Daniel Kinburn, Physicians Committee for Responsible Medicine
Paula E. Boggs, Starbucks Corporation
Devin W. Stockfish, Starbucks Corporation

EXHIBIT A

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE

5100 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, DC 20016
T: (202) 686-2210 F: (202) 686-2216
PCRM@PCRM.ORG WWW.PCRM.ORG

September 21, 2009

BY OVERNIGHT DELIVERY

Starbuck's Corporation
Attn: Paula E. Boggs—Corporate Secretary
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

On behalf of Mr. Jamie Moran and several other Starbuck's Corp. shareholders, the Physicians Committee for Responsible Medicine (PCRM) submits the attached shareholder proposal for inclusion in the Starbuck's Corp. fiscal 2009 proxy materials. The proposal requests the Board to consider implementing meaningful written policies designed to maximize donations to charities that promote human health while avoiding unnecessary cruelty to animals.

In addition to Mr. Jamie Moran, who is the primary filer, Ms. Patricia Riezman, Ms. Ann Georgia McCaffray, Ms. Cherie Seltzer, Ms. Caroline Azelski, and Ms. Nancy Eisman are also filing this proposal. From each proponent, there are two letters: one from the shareholder and one from the record holder. With these letters, each proponent's holdings of Starbuck's stock are verified in terms of their market value and their continuous holding time of at least one year. As of the date of this letter, the share price was above $20.00 per share. At this price, each of the proponents' holdings individually meet the $2,000 minimum market value threshold. Finally, each proponent intends to continue holding the stock at least through the 2010 annual meeting. Pursuant to 17 C.F.R. § 240.14a-8(b), these shareholders are each entitled to file the attached proposal.

As the proponents' representative, if further information is needed, please contact me by phone (202.686.2210 ext. 315), email (Dkinburn@pcrm.org), or fax (202.527.7415). If Starbuck's will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of receipt.

Very truly yours,



Daniel Kinburn
PCRM General Counsel

DK/dk
Enclosures (13)

Resolved, that, to advance the business interests and economic well-being of Starbuck's Corporation ("Company"), Shareholders request the Board to prepare a written report regarding its charitable donations since 2004, detailing:

- current policies;
- all charitable donations, sponsorships, and financial philanthropy;
- all corporate funds directly donated to any public or private charitable organization, including non-profit organizations operating under Sections 501(c)(3) and 501(c)(4) of the Internal Revenue Code; and
- the feasibility of concrete policy changes, including minimizing donations to charities that fund animal experiments.

Supporting Statement

Scientific and ethical problems associated with the use of animals in experimentation have led to steadily increasing social concerns, which in turn affect product purchases, charitable giving, and corporate support. In a survey by the Opinion Research Corporation, 71% of respondents felt it was important that their donations be used for "innovative non-animal research" and 67% stated that they are more likely to donate to a charity that has a policy of "never funding animal experiments" than to one that does. (Physicians Committee for Responsible Medicine (PCRM). *Trends in Humane Giving* (2005).) Charities, and by extension, their corporate sponsors are therefore susceptible to adverse publicity, . . . public outrage and backlash following reported involvement in animal experiments.

Corporations concerned about ethical giving can now be guided by the Humane Charity Seal of Approval, which is administered by the Council on Humane Giving and overseen by PCRM. The Humane Seal highlights charities that are "committed to providing vital [patient] services . . . or advancing research without the use of animals." (Council on Humane Giving. *Humane Charity Seal of Approval,* http://humaneseal.org/index.html.)

In laboratory experimentation, chimpanzees and other nonhuman primates experience disordered behavior, like posttraumatic stress disorder (Bradshaw GA, Capaldo T, Lindner L, Grow G. *Building an inner sanctuary: Trauma-induced symptoms in non-human great apes.* J. TRAUMA DISSOC. 2008;9(1):9-34.), while mice and rats are plagued by learned helplessness, a form of depression typical of domestic violence victims (Seligman ME, Beagley G. *Learned helplessness in the rat. J. Comp. Physiol. Psychol.* 1975;88:534-541.). Many drugs successful in animal studies fail in human trials, including more than 80 HIV/AIDS vaccines (U.S. National Institutes of Health. *ClinicalTrials.gov,* http://www.clinicaltrials.gov.), over 150 stroke treatments (Macleod M. *What can systematic review and meta-analysis tell us about the experimental data supporting stroke drug development?* INTERNATIONAL JOURNAL OF NEUROPROTECTION AND NEUROREGENERATION 2005;1:201.), and an estimated 95% of cancer drugs (Kola I and Landis J. *Can the pharmaceutical industry reduce attrition rates?* NATURE REVIEWS DRUG DISCOVERY 2004;3:711-5.).

This Company's continued charitable donations to fund animal experiments pose significant public health risks. Starbuck's can better impact public health and address ethical concerns by making its charitable contributions to entities that promote health, yet do not engage in cruel or scientifically questionable animal research. Shareholders therefore have a vested interest in learning the full extent of the Company's charitable donations. It is imperative that the Company prepare a detailed report on its corporate donations as outlined above.

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

September 18, 2009

Starbucks Corporation
Attn: Paula E. Boggs
Corporate Secretary
2401 Utah Avenue South

Re: James Moran /Schwab # ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account more than $2,000.00 (two thousand dollars) worth of common stock in Starbucks Corporation (SBUX). These shares have been held continuously for at least one year prior to September 18, 2009.

The shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



James Grimes

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Starbuck's Corporation. Also enclosed is a letter from my brokerage firm, Charles Schwab & Co., Inc., which verifies my ownership of at least $2,000 worth of Starbuck's Corporation stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Starbuck's will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 380, or by e-mail at DKinburn@pcrm.org.

Sincerely,



Signature of Jamie Moran

9.18.09

Date

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

Morgan Stanley Smith Barney holds 200 shares of Starbuck's Corporation common stock on behalf of our client, Mrs. Patricia Riezman. These shares have been continuously held and continue to be held by Mrs. Riezman, such that prior to the date on which the shareholder proposal is being submitted, the shares will have been continuously held for a period of more than one year.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Signature of Charles Markus, Vice President
On behalf of Morgan Stanley Smith Barney

8/6/09
Date

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Starbuck's Corporation. Also enclosed is a letter from my brokerage firm, Morgan Stanley Smith Barney, which verifies my ownership of at least $2,000 worth of Starbuck's Corporation stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Starbuck's will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 380, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Patricia Riezman

8.6.09

Date



UBS Financial Services Inc.
100 B Street, Suite 300
Santa Rosa, CA 95401
Tel. 707-535-2960
Fax 707-576-9795
Toll Free 800-533-8345
Advisory & Brokerage Services

www.ubs.com

August 18, 2009

To: Starbucks Corporation

Re: Account for Ann Georgia McCaffray

To Whom It May Concern,

Per request from Ms. McCaffray, we acknowledge that she holds 6400 shares of Starbuck stock that was purchased in June and July of 1992.

Sincerely,

Ms. Judith Enochs
Operations Manager
Associate Director
UBS Financial Services

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Starbuck's Corporation. Also enclosed is a letter from my brokerage firm, UBS, which verifies my ownership of at least $2,000 worth of Starbuck's Corporation stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Starbuck's Corporation will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Ann Georgia McCaffray

8. 18 .09

Date


OSLAND
FINANCIAL GROUP

Michael J. Osland
PRINCIPAL

8115 E. Indian Bend Road Suite 117
Scottsdale, Arizona 85250
[P] 480.994.0899 [F] 480.994.1460
[E] michael@oslandgroup.com

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
Mail Stop S-LA 1
2401 Utah Ave. South
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs,

Geneos Wealth Management, Inc. holds 280 shares of Starbuck's Corporation common stock on behalf of our client, Ms. Cherie Seltzer. These shares have been continuously held and continue to be held by Ms. Seltzer, such that prior to the date on which the shareholder proposal is being submitted, the shares will have to be continuously held for a period of more than one year.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Signature of Michael Osland
On behalf of Osland Financial Group

8/25/09
Date

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Starbuck's Corporation. Also enclosed is a letter from my brokerage firm, Geneos Wealth Management, Inc., which verifies my ownership of Starbuck's Corporation stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Starbuck's Corporation will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 380, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Cherie Seltzer

8.25.09

Date

Starbuck's Corporation
2401 Utah Ave. South
Attn: Corporate Secretary, Paula E. Boggs
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

TradeStation Securities, Inc. holds 100 shares of Starbuck's Corporation common stock on behalf of our client, Ms. Caroline Azelski. These shares have been continuously held and continue to be held by Ms. Azelski, such that prior to the date on which the shareholder proposal is being submitted, her shares will have been continuously held for a period of more than one year.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Signature
On behalf of TradeStation Securities, Inc.

Robert Jones
Printed Name

09/09/09
Date

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Starbuck's Corporation. Also enclosed is a letter from TradeStation Securities, Inc., which verifies my ownership of at least $2,000 worth of Starbuck's Corporation stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Starbuck's will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 315, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Caroline Azelski

9/1/09

Date



UBS Financial Services Inc.
131 So. Rodeo Drive, Suite 200
Beverly Hills, CA 90212-2428
Tel. 310-274-8441
Fax 310-281-4644
Toll Free 800-545-8914

www.ubs.com

September 11, 2009

Nancy Rose Eisman

FISMA & OMB Memorandum M-07-16

Re: Starbuck Corporation Stock

Dear Ms. Eisman:

As of this writing, you hold 420 shares of Starbuck's Corporation common stock in your account ***FISMA & OMB Memorandum M-07-16*** at UBS Financial Services Inc. These shares were purchased on June 24, 1999 and have remained in this account.

This letter is provided to you as a customer courtesy. Please always refer to your statements and confirmations as the official records of your account.

Sincerely,

Daphne Martin

Daphne Martin
Administrative Manager
Associate Director

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the definitive proxy materials for the 2010 annual meeting of Starbuck's Corporation. Also enclosed is a letter from my brokerage firm, UBS Financial Services, Inc., which verifies my ownership of $2,000 worth of Starbuck's Corporation stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2010 annual meeting of shareholders.

Please communicate with my representative, Daniel Kinburn, Esq. if you need any further information. If Starbuck's Corporation will attempt to exclude any portion of my proposal under Rule 14a-8, please advise my representative of this intention within 14 days of your receipt of this proposal. Mr. Kinburn may be reached at the Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, by telephone at 202.686.2210, ext. 380, or by e-mail at DKinburn@pcrm.org.

Very truly yours,



Signature of Nancy Eisman

9/11/09

Date



Starbucks Coffee Company
PO Box 34067
Seattle, WA 98124-1067
206/318-1575

Sender's Direct Dial: (206) 318-6195   *Sender's Direct Fax: (206) 903-4156*

October 2, 2009

VIA OVERNIGHT FEDERAL EXPRESS AND FAX

Daniel Kinburn
General Counsel
Physicians Committee for Responsible Medicine
5100 Wisconsin Avenue, N.W.,.
Suite 400
Washington, DC 20016

Re: Request for Substantiation of Eligibility to Submit Shareholder Proposal

Dear Mr. Kinburn:

Starbucks Corporation (the "Company") is in receipt of the letter dated September 21, 2009 from Physicians Committee for Responsible Medicine ("PCRM") regarding the submission of a shareholder proposal relating to the consideration of policies designed to maximize donations to charities that promote human health while avoiding unnecessary cruelty to animals (the "Proposal"). The letter from PCRM indicates that the Proposal is being submitted on behalf of Mr. Jamie Moran (the primary filer), Ms. Patricia Riezman, Ms. Ann Georgia McCaffray, Ms. Cherie Seltzer, Ms. Caroline Azelski and Ms. Nancy Eisman (collectively, the "Shareholder Proponents") seeking inclusion of the Proposal in the Company's fiscal 2009 proxy materials.

To be eligible to submit a proposal, Rule 14a-8(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires a shareholder proponent to have continuously held at least $2,000 in market value or 1% of the outstanding number of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. Also, a shareholder proponent must continue to hold those securities through the date of the meeting.

Because none of the Shareholder Proponents are record holders of shares of common stock of the Company, each must provide proof of ownership that satisfies the requirements of the Rule. Thus, each of the Shareholder Proponents must prove their respective eligibility by submitting:

- the shareholder proponent's written statement that he or she intends to continue holding the shares through the date of the company's annual meeting;

  and either



- o a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or

- o a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

The Company acknowledges that written statements from the brokers of each of the Shareholder Proponents were submitted with the Proposal (collectively, the "Broker Letters"). However, the Broker Letters do not satisfy the requirements of Rule 14a-8 because the date of each of the Broker Letters preceded the date that the Proposal was submitted. A copy of Rule 14a-8 is provided herewith for your reference. Accordingly, please submit written statements from the record holders on behalf of each of the Shareholder Proponents, verifying that, **as of September 21, 2009**, each of the respective Shareholder Proponents had continuously held for at least one year at least $2,000 in market value or 1% of the outstanding number of shares of common stock of the Company.

In accordance with Rule 14a-8(f) of the Exchange Act, your response should be postmarked or transmitted electronically within 14 calendar days of the date of receipt of this letter. If the response is not submitted by the foregoing deadline, the Proposal will not be considered for inclusion in the Company's proxy materials. Please note that, even if PCRM substantiates the eligibility of the Shareholder Proponents to submit the Proposal, the Proposal might raise other issues that form a basis for exclusion from the Company's proxy statement and form of proxy.

Sincerely,

Starbucks Corporation

Sophie Hager Hume

Sophie Hager Hume
vp and asst. general counsel, securities & corporate law

cc: Paula Boggs
Devin Stockfish

Enclosure

http://team.starbucks.net/sites/CORPSEC/SEC/SEC-000221, n@, FY2009 Proxy Stmt Shareholder Proposals/Ltr.-to-DKinburn-re.-Shareholder-Proposal 10-02-09.doc

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

Fax

To: **Devin Stockfish,** Corporate Counsel, Securities & Corporate Law
Starbuck's Coffee Company

Fax: 206.903.4156

Phone: 206.318.5540

From: **Daniel Kinburn,** General Counsel
Physicians Committee for Responsible Medicine

Fax: 202.527.7415

Phone: 202.686.2210, ext. 380

Date: October 8, 2009

Re: *Substantiation of Shareholder Eligibility*

Pages (Including Cover Sheet): 15

Message:
On behalf of Mr. Moran and five other proponents, PCRM is hereby responding to the Starbuck's letter dated Oct., 2, 2009 with the documents necessary to substantiate the proponents' eligibility.

PCRM PHYSICIANS COMMITTEE FOR RESPONSIBLE MEDICINE
5100 WISCONSIN AVENUE, NW • SUITE 400
WASHINGTON, DC 20016
(202) 686-2210 FAX: (202) 686-2155
WWW.PCRM.ORG

October 8, 2009

BY FACSIMILE AND UPS DELIVERY

Devin Stockfish, Corporate counsel, Securities & Corporate Law
Starbuck's Coffee Company
2401 Utah Ave. South
P.O. Box 34067
Seattle, WA 98124-1067
Fax: 206.903.4156

Re: Substantiation of Eligibility to Submit A Shareholder Proposal

Dear Mr. Stockfish:

On behalf of Mr. Jamie Moran, who is the primary filer, Ms. Patricia Riezman, Ms. Ann Georgia McCaffray, Ms. Cherie Seltzer, Ms. Caroline Azelski, and Ms. Nancy Eisman, the Physicians Committee for Responsible Medicine (PCRM) submits the attached material to substantiate the eligibility of each and every proponent to submit the shareholder proposal

As the proponents' representative, if further information is needed, please contact me by phone (202.686.2210 ext. 380), email (Dkinburn@pcrm.org), or fax (202.527.7415). If Starbuck's will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of receipt.

Very truly yours,



Daniel Kinburn
PCRM General Counsel

DK/kl
Enclosures (7)

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

October 5, 2009

Starbuck's Corporation
Attn: Paula E. Boggs – Corporate Secretary
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: James Moran / Schwab Account # ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This is to confirm that Charles Schwab & Co. holds as custodian for the above referenced account more than $2,000.00 (two thousand dollars) worth of common stock in Starbucks Corporation (SBUX). These shares have been held continuously for at least one year prior to October 5, 2009.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab and Company, Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,



James Grimes

OCT 06 2009

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

Morgan Stanley Smith Barney holds 200 shares of Starbuck's Corporation common stock on behalf of our client, Mrs. Patricia Riezman. As of Sept. 21, 2009, the date the proposal was submitted, Mrs. Riezman had continuously held these shares, which were valued at more than the $2,000. As of the date of this letter, Mrs. Riezman continues to hold these shares of Starbuck's common stock.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Signature of Charles Markus, Vice President
On behalf of Morgan Stanley Smith Barney

10/6/09
Date

Pursuant to your request, we are presenting the information contained herein. It is valid only as of the date of issuance. Morgan Stanley Smith Barney does not warranty or guaranty that such identified securities, assets, or monies will remain in customer's account. The customer has the full power to withdraw assets from the account at anytime and no security interest or collateral rights are being granted to any party other than Morgan Stanley Smith Barney to the extent of any debit in the account.



UBS Financial Services Inc.
100 B Street, Suite 300
Santa Rosa, CA 95401
Tel. 707-535-2960
Fax 707-576-9795
Toll Free 800-533-8345
Advisory & Brokerage Services

www.ubs.com

October 5, 2009

Starbuck's Corporation
Attn: Corporate Secretary, Paula E. Boggs
2401 Utah Ave. South
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

UBS holds 6400 shares of Starbuck's Corporation common stock on behalf of our client, Ms. Ann Georgia McCaffray. As of Sept. 21, 2009, the date the proposal was submitted, Ms. McCaffray had continuously held these shares, which were valued at more than the $2,000. As of the date of this letter, Ms. McCaffray continues to hold these shares of Starbuck's common stock (see attachment).

If you have any further questions, please do not hesitate to contact me.

Thank you,

Christopher Irvin

Signature of Christopher Irvin
On behalf of UBS

10/5/09
Date



Michael J. Osland
PRINCIPAL
8115 E. Indian Bend Road | Suite 117
Scottsdale, Arizona 85250
[P] 480.994.0899 | [F] 480.994.1460
[E] michael@oslandgroup.com

Starbucks Corporation
ATTN: Corporate Secretary, Paula E Boggs
Mail Stop S-LA 1
2401 Utah Ave South
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

Geneos Wealth Management, Inc. holds 280 shares of Starbuck's Corporation common stock on behalf of our client, Ms. Cherie Seltzer. These shares have been continuously held and continue to be held by Ms. Seltzer, such that as of Sept. 21, 2009, the date the shareholder proposal was submitted, the shares had been continuously held for a period of more than one year. As of the date of this letter, Ms. Seltzer continues to hold these shares of Starbuck's stock.

If you have any further questions, please do not hesitate to contact me.

Thank you,

Signature of Michael Osland
On behalf of Osland Financial Group

10/6/09
Date

Starbuck's Corporation
2401 Utah Ave. South
Attn: Corporate Secretary, Paula E. Boggs
Mail Stop S-LA1
Seattle, WA 98134

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Materials

Dear Secretary Boggs:

TradeStation Securities, Inc. holds 100 shares of Starbuck's Corporation common stock on behalf of our client, Ms. Caroline Azelski. These shares have been continuously held and continue to be held by Ms. Azelski, such that as of Sept. 21, 2009, the date on which the shareholder proposal was submitted, her shares had been continuously held for a period of more than one year. As of the date of this letter, Ms. Azelski continues to hold these shares of Starbuck's common stock.

If you have any further questions, please do not hesitate to contact me.

Thank you,



Shane Jordan, Senior Compliance Analyst
On behalf of TradeStation Securities, Inc.

10/1/09
Date



UBS Financial Services Inc.
131 So. Rodeo Drive
Suite 200
Beverly Hills, CA 90212-2428
Tel. 310-274-8441
Fax 310-281-4644
Toll Free 800-545-8914

www.ubs.com

October 7, 2009

Nancy Rose Eisman

FISMA & OMB Memorandum M-07-16

Ref: Nancy Rose Eisman, A/C No. ***FISMA & OMB Memorandum M-07-16***
Starbucks Corporation Stock

Dear Ms. Eisman,

As of October 7, 2009, you held 420 shares of Starbucks Corporation common stock in your account ***FISMA & OMB Memorandum M-07-16*** with UBS Financial Services Inc. These shares were purchased on June 24, 1999 and have been held in the account since that date. On September 21, 2009 the 420 shares were held in the above referenced account and were valued at over $2,000.

This letter is provided to you as a customer courtesy. Please always refer to your statements and confirmations as an official record of your account.

Sincerely,

Jennifer Knowles
Associate Director
Administrative Manager

cc: Katherine Lin

UBS Financial Services Inc. is a subsidiary of UBS AG.

From: Katherine Lin [mailto:KLin@pcrm.org]
Sent: Tuesday, October 27, 2009 11:37 AM
To: Tracy Moran
Subject: RE: Conference Call Follow-Up

Hi Tracy,

Thank you for getting back to us.

At this time, we have not yet received any information from Starbuck's per last week's discussion.

- The specific parameters we provide for giving through the Starbucks Foundation, Choose to Give and Make Your Mark programs.
- Details around the vehicles we use to promote Choose to Give and Make Your Mark programs to our employees.
- Feedback on the American Cancer Society "ringtone" marketing campaign (upon the receipt of the information you plan to forward to us).

We think it would be a more productive meeting if we could review the information and then have a discussion afterwards. Do you know when these materials might be provided? Once we receive them, it would make sense to have at least 1 business day before we set up a call. Please let me know if this would be possible to receive the information and then set up a date for discussion.

Thank you!

From: Tracy Moran [mailto:TMoran@starbucks.com]
Sent: Tuesday, October 27, 2009 2:32 PM
To: Katherine Lin
Subject: RE: Conference Call Follow-Up

Hi Katherine – Sorry for the delay in getting back to you. We are available for a call tomorrow, Wednesday, 10/28 at 1:30 PST. Please confirm that this still works for you and Rebecca and that we should contact you directly at 202-527-7350.

Regards,
Tracy

Tracy Moran
Starbucks Coffee Company
Investor Relations
P: 206-318-7806
F: 206-318-0635
tmoran@starbucks.com

From: Katherine Lin [mailto:KLin@pcrm.org]
Sent: Thursday, October 22, 2009 6:33 AM
To: Tracy Moran
Subject: RE: Conference Call Follow-Up

Good Morning Tracy,

Thank you for providing the detailed summary of Tuesday's meeting, including next steps.

Here is the link for the ringtone that Becca mentioned in the discussion:
http://www.airmp3.net/download/starbucks/mp3/dl_f116a_13

Other areas of concern that I believe Becca may have not mentioned include the following:
1. The American Cancer Society Relay for Life National Corporate Team Program (which appears to be related to the ringtone above, but that is unclear)
2. JDRF Walk to Cure Diabetes (like other charitable events, this may be related to the V2V program)

It was very helpful to discuss the proposal and to exchange information. We believe that PCRM and Starbuck's could work together on behalf of PCRM members and Starbuck's shareholders, to address their concerns for charitable contributions.

Next week is relatively flexible, except for Tuesday, Oct. 27. Would a call on Wednesday, Oct. 28 work well for you, Ms. Hager-Hume, Mr. Stockfish, and Ms. Chapman? Anytime in the afternoon between 3 and 5.30 pm EST/ 12-2.30 PST would work. If this time does not work, please let me know what would work for your schedules.

Thank you. We look forward to speaking with you again.

[illegible] A. Lin, Esq.
Physicians Committee for Responsible Medicine
[illegible] ext.350

From: Tracy Moran [mailto:TMoran@starbucks.com]
Sent: Wednesday, October 21, 2009 2:12 PM
To: Katherine Lin
Subject: Conference Call Follow-Up

Hi Katherine – Thank you for taking the time to speak with us yesterday and for providing us with some clarification on the purpose of your proposal. We certainly appreciate the opportunity to engage in dialogue with you regarding your concerns around donations to charities that fund animal experiments. As discussed, Starbucks will be sending you the following documents as background for our further conversations:

- The specific parameters we provide for giving through the Starbucks Foundation, Choose to Give and Make Your Mark programs.
- Details around the vehicles we use to promote Choose to Give and Make Your Mark programs to our employees.
- Feedback on the American Cancer Society "ringtone" marketing campaign (upon the receipt of the information you plan to forward to us).

We look forward to discussing your thoughts in more detail next week. Please let me know your availability and I will get the call on the calendar.

Please let me know if you have additional requests or concerns.

Regards,
Tracy

Tracy Moran
Starbucks Coffee Company
Investor Relations
P: 206-318-7806
F: 206-318-0635
tmoran@starbucks.com

EXHIBIT B

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While great strides have been made in eliminating such experiments, problems remain. For example, children are still given synthetic growth hormone in experiments to make them taller, and both children and adults are exposed to unnecessary new drugs which have toxic effects.

- We promote alternatives to animal research. We have worked to put a stop to gruesome experiments, such as the military's cat-shooting studies, DEA narcotics experiments, and monkey self-mutilation projects. We also promote non-animal methods in medical education. Currently, more than three-quarters of all U.S. medical schools have dropped their animal labs for medical students.

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Founded in 1985, PCRM is a nonprofit organization supported by physicians and laypersons who receive *Good Medicine* each quarter. PCRM programs combine the efforts of medical experts and grassroots individuals.

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PCRM Board of Directors: Neal D. Barnard, M.D., President; Mark Sklar, M.D., Director; Russell Bunai, M.D., Treasurer and Secretary.

PCRM's advisory board includes 11 health care professionals from a broad range of specialties:

T. Colin Campbell, Ph.D. Cornell University
Caldwell B. Esselstyn, Jr., M.D. The Cleveland Clinic
Suzanne Havala Hobbs, Dr.PH., M.S., R.D. University of North Carolina at Chapel Hill
Henry J. Heimlich, M.D., Sc.D. The Heimlich Institute

Lawrence Kushi, Sc.D. Division of Research, Kaiser Permanente
Virginia Messina, M.P.H., R.D. Nutrition Matters, Inc.
John McDougall, M.D. McDougall Program, St. Helena Hospital
Milton Mills, M.D. Gilead Medical Group
Myriam Parham, R.D., L.D., C.D.E. East Pasco Medical Center
William Roberts, M.D. Baylor Cardiovascular Institute
Andrew Weil, M.D. University of Arizona

Affiliations are listed for identification only.

Physicians Committee for Responsible Medicine
5100 Wisconsin Ave., N.W., Ste. 400, Washington, DC 20016
Phone: 202-686-2210
Email: pcrm@pcrm.org